UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in accordance with Article 157, paragraph 4, of Law 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that, after negotiations, it has reached an agreement with its shareholder Bratel S.À.R.L., a subsidiary of Pharol, SGPS S.A. (together with Bratel S.À.R.L., “Pharol”), for the termination and extinction of any and all judicial and extrajudicial litigation in Brazil, Portugal and all the various countries where there are ongoing discussions involving companies of the two groups.

Oi´s and Pharol´s Boards of Directors have unanimously approved the agreement. Oi´s management and Pharol are in good faith aligned as to Oi’s best interests, so that the Company may focus entirely on its operational turnaround and eliminate the distractions and costs relating to litigation.

The terms and conditions of the agreement, approved by the Boards of Directors of both parties, are summarized below:

  Objective:

The extinction of all disputes between Oi and Pharol;

  Conditions to be met by Oi:

a)      EUR 25 million payment to Pharol;

b)      delivery of 33.8 million shares of Oi held in treasury to Pharol;

c)      the Company will assume costs with judicial guarantees related to legal proceedings of Pharol in Portugal, pursuant to an undertaken obligation;

d)     in the case of a sale of Oi’s interest in Unitel, the Company will make deposits in an escrow account for Pharol of amounts to cover losses relating to tax proceedings whose chance of loss is assessed as probable, pursuant to a prior obligation.

  Conditions to be met by Pharol:

a)      use of a minimum of EUR 25 million in the subscription of the Capital Increase – New Resources provided for the Company in its Judicial Reorganization Plan;

b)      attendance and favorable vote in any of Oi’s General Shareholders Meetings concerning the approval or ratification of any act or measure contemplated in the Judicial Reorganization Plan;

c)      maintenance of alignment with Oi and support in all instances for the implementation of the approved and ratified Judicial Reorganization Plan; and

d)     authorization for Oi to use any amount returned to Pharol by the Portuguese Tax Authority beginning on March 24, 2015 to cover the costs with guarantees and tax contingencies, for the purposes of items II.c. and II.d., above.

Oi will also have the right to nominate a member to Pharol’s Board of Directors for this mandate, and failure to implement this right is a condition for termination of the agreement.

The execution of the agreement is in line with the most modern practices of alternative dispute resolution, which the Judicial Reorganization Court has already declared effective.

The terms and conditions of the agreement will only be valid and effective after their approval by the Judicial Reorganization Court.

The Company will keep its shareholders and the market informed of any relevant development of the subject matter of this Material Fact.

Rio de Janeiro, January 8, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or U.S. federal securities laws or the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi and its affiliates do not have any intention or obligation to update, revise or publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications that Oi files with the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer